Exhibit 99.1

Update on implementation of US voluntary deregistration

Cambridge, UK and Cambridge, Massachusetts – 7 June 2007 – Acambis plc (“Acambis”) (LSE: ACM) announces that it is voluntarily filing a Form 15F today with the US Securities and Exchange Commission (“SEC”) to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended. Acambis expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, Acambis’ obligation to file certain reports with the SEC, including an annual report on Form 20-F and reports on Form 6-K, will immediately be suspended.

As previously announced, Acambis voluntarily de-listed its American Depositary Shares from the NASDAQ National Market in December 2006 and terminated its American Depositary Receipt facility effective as of the close of trading on 14 February 2007.

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Enquiries:

Acambis plc

Ian Garland, Chief Executive Officer

Elizabeth Brown, Acting Chief Financial Officer

Lyndsay Wright, VP, Communications and IR

Tel: +44 (0) 1223 275 300

Brunswick

Jon Coles / Justine McIlroy / Margherita Lupi

Tel: +44 (0) 20 7404 5959

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis’ development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis’ most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis’ proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see relevant risk sections in the Company’s latest Annual Report and Form 20-F, in addition to those detailed on the Company’s website and in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.